December 29th, 2020

Securities and Exchange Commission

Division of Corporate Finance

Office of Trade and Services

Washington, D.C. 20549

RE: Spotlight Capital Holdings, Inc

Offering Statement on Form 1-A

Filed November 13, 2020

File No. 024-11366

Greetings,

In noting the letter from the Office of Trade and Services dated December 9th, 2020, Spotlight Capital Holdings Inc (the Issuer) hereby confirms the State of Colorado has confirmed it is ready to register and/or qualify the offering referred to herein. The Issuer has therefore met the requirements for this issue, thank you.

Sincerely,

/s/ Aaron C. Johnson

Aaron C. Johnson - CEO